Exhibit 1

Officers and Directors of Boustead & Company Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Daniel J. McClory Director	Head of China & Equity Capital Markets, Boustead Securities, LLC	c/o Boustead & Company Ltd. 6 Venture, Suite 395 Irvine, CA 92618	USA, Italy
Keith C. Moore Director, Executive Chairman, President, Secretary and Treasurer	Chief Executive Officer and Executive Chairman, Boustead & Company Ltd.	c/o Boustead & Company Ltd. 6 Venture, Suite 395 Irvine, CA 92618	USA
Christopher P. Parrington Chief Legal Officer	Chief Legal Officer, Boustead & Company Ltd.	c/o Boustead & Company Ltd. 6 Venture, Suite 395 Irvine, CA 92618	USA